KEYSTONE STATE TAX FREE FUND - SERIES II

         Revised Article 4, Section 4.1 of the By-Laws as adopted by the Board of Trustees on June 19, 1996:

         4.1 Term. A Trustee shall serve until his or her death, retirment, resignation or removal from office or until his or her successor is elected and qualifies. A Trustee holding office shall automatically retire on December 31 of the year in which he or she reaches the age of seventy-five.